Exhibit 99.2

Northwest Bancshares, Inc. Enters Suburban Cleveland and Akron Markets through Merger with LNB Bancorp, Inc.

Immediately Accretive to EPS; Complementary Operations and Culture; Springboard for Expansion in Attractive Ohio Markets; Last Independent Fully Shareholder Owned Community Bank with Assets Over $1 Billion Headquartered in Cleveland MSA

WARREN, PA and LORAIN, OH, December 15, 2014 /PRNewswire/ -- Northwest Bancshares, Inc. (NASDAQ: NWBI) and LNB Bancorp, Inc. (NASDAQ: LNBB) jointly announced the signing of a definitive merger agreement pursuant to which Northwest Bancshares, Inc. will acquire LNB Bancorp, Inc., the Lorain, Ohio-based holding company and parent of Lorain National Bank, in a combination cash and stock transaction valued at approximately $18.64 per share, or $183.3 million in the aggregate, using the 20 day average closing stock price of Northwest Bancshares, Inc. as of Friday, December 12, 2014.

The transaction is immediately accretive to Northwest’s earnings per share excluding merger costs, increasing its stand-alone EPS by approximately 17% beginning in 2016, and will give Northwest access to a new region of prospective customers. The acquisition is expected to increase Northwest’s return on average tangible common equity from approximately 7% to approximately 9% after the first year of combined operations and provide Northwest with an additional $1.24 billion in total assets, $1.06 billion in total deposits, $923 million in loans and 20 banking locations based upon financial information as of September 30, 2014. Inclusive of LNB, Northwest will have over $6.7 billion in deposits and 184 branch locations.

Daniel E. Klimas, President and Chief Executive Officer of LNB Bancorp, Inc., will be named Regional President and market leader for Northwest’s Ohio franchise after the merger is consummated. Klimas commented, “During our proud 109 year history, LNB has been committed to serving our clients and local communities. Through a consistent level of superior quality service, our dedicated staff has grown a loyal commercial and retail customer base. We are very excited about joining the Northwest team. We strongly believe that Northwest Bancshares, Inc. demonstrates a commitment to its clients, employees and the communities it serves, shares our core values and has an outstanding record of enhancing shareholder value. We are also pleased that Northwest has agreed that the headquarters for the newly formed Ohio Region of Northwest will be Lorain, Ohio.”

“Since completing a $658 million stock offering in 2009, we have actively pursued opportunities to leverage that capital and add to the 36 successful bank and branch acquisitions we had previously completed,” added William J. Wagner, President and Chief Executive Officer of Northwest Bancshares, Inc. Wagner continued, “We have maintained a focus on banks that will enhance Northwest’s franchise and shareholder values. As part of our strategy, we have sought opportunities to expand our presence in the attractive Northeast Ohio market. LNB offers a great opportunity to address our strategic goals with a complementary blend of performance, size and location and a business model that is similar to Northwest’s. That said, we believe LNB’s customers and employees will embrace Northwest’s culture and values. The structure of this transaction allows LNB to be rewarded for its fine performance and scarcity value, yet the anticipated deal multiples are comparable to similar transactions. This merger marks Northwest’s first use of our common stock as part of the consideration, with half of the payment to LNB’s shareholders being made using Northwest shares. As a result, Northwest will maintain a robust capital position following the merger, giving the combined company significant capital to pursue future acquisitions, pay attractive dividends and repurchase shares when we anticipate that such activities will enhance shareholder value.”

Under the terms of the merger agreement, which has been approved unanimously by the boards of directors of both companies, shareholders of LNB Bancorp, Inc. will be entitled to elect to receive either 1.461 shares of Northwest Bancshares, Inc. common stock or $18.70 in cash for each common share of LNB Bancorp, Inc., subject to an overall allocation of exchanged shares into 50% cash and 50% stock. The exchange ratio is fixed and the transaction is expected to qualify as a tax-free exchange for shareholders of LNB Bancorp, Inc. to the extent such shareholders receive Northwest Bancshares common stock. Northwest’s annual dividend of $0.52 per share paid in 2014, excluding special dividends, equates to almost $0.76 per share for LNB shareholders electing stock, representing an increase of approximately 1,800% over the $0.04 per share in dividends paid by LNB in 2014. Based on the 20 day average of Northwest’s closing stock price before the execution of the definitive agreement, the deal is valued at $183.3 million, or $18.64 per share, which equates to a price to tangible book value ratio of 197.7% and a price to earnings ratio, after considering cost savings, of 11.0x based on consensus estimates for LNB’s 2016 net income. The tangible book valuation dilution earn back is forecast to be approximately 4.9 years.

As part of the merger, one mutually-agreed upon LNB Bancorp director will be added to Northwest’s bank and holding company boards. All of the directors and certain executive officers of LNB Bancorp have entered into voting agreements with Northwest pursuant to which they have agreed to vote their shares in favor of the transaction.

Northwest Bancshares, Inc. and LNB Bancorp, Inc. expect to complete the transaction in the second quarter of 2015, after satisfaction of customary closing conditions, including regulatory approvals and the approval of the shareholders of LNB Bancorp.

When the transaction is consummated, the combination of the two banking companies will create a bank with approximately $9.0 billion in total assets providing banking services through 184 branch locations and 297 ATMs in four states. The transaction will expand Northwest’s franchise by 20 offices located in Lorain, Cuyahoga and Summit Counties in northeastern Ohio.

Boenning & Scattergood is serving as financial advisor and Luse Gorman is serving as legal counsel to Northwest in this transaction.

Sandler O’Neill + Partners L.P. is serving as financial adviser and Calfee, Halter & Griswold LLP is serving as legal counsel to LNB Bancorp.

Investor Conference Call

Executives from Northwest will host a conference call with investors and the financial community at 10:00 AM Eastern Time on Tuesday, December 16, 2014 to discuss this transaction. Those wishing to participate in the call may dial toll-free 1-877-870-4263. Participants should ask to be joined into the Northwest Savings Bank call. A replay of the call will be available until December 23, 2014 by dialing 1-877-344-7529, access code 10057654. An investor presentation on this transaction is also available at the Investors Relations section of Northwest’s website www.northwestsavingsbank.com.

About Northwest Bancshares, Inc.

Headquartered in Warren, Pennsylvania, Northwest Bancshares, Inc. is the holding company of Northwest Savings Bank. Founded in 1896, Northwest Savings Bank is a full-service financial institution offering a complete line of business and personal banking products, employee benefits and wealth management services, as well as the fulfillment of business and personal insurance needs. Northwest operates 164 community banking offices in Pennsylvania, New York, Ohio and Maryland and 51 consumer finance offices in Pennsylvania through its subsidiary, Northwest Consumer Discount Company. Northwest Bancshares, Inc.’s common stock is listed on the NASDAQ Global Select Market (“NWBI”). Additional information regarding Northwest Bancshares, Inc. and Northwest Savings Bank can be accessed on-line at www.northwestsavingsbank.com.

About LNB Bancorp, Inc.

LNB Bancorp, Inc. (NASDAQ: LNBB), is the holding company of The Lorain National Bank with assets of approximately $1.2 billion, as of September 30, 2014. Headquartered in Lorain, Ohio, LNB Bancorp is the largest community bank headquartered in the Cleveland MSA and a leading community bank in the region, operating 20 branch locations and over 28 ATMs in Lorain, Cuyahoga and Summit Counties. LNB Bancorp serves Summit County under the operating name Morgan Bank. LNB Bancorp has served the community since 1905, offering banking and related financial services to both individuals and business customers. More information about LNB Bancorp, Inc. is available at www.4lnb.com.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Northwest Bancshares’ and LNB Bancorp’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Northwest Bancshares’ and LNB Bancorp’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by LNB Bancorp shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating LNB Bancorp business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Northwest Bancshares products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, Northwest Bancshares will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of LNB Bancorp and a Prospectus of Northwest Bancshares, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF LNB BANCORP ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Northwest Bancshares and LNB Bancorp, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Northwest Bancshares at www.northwestsavingsbank.com under the heading “Investor Relations” and then under “SEC Filings” or from LNB Bancorp by accessing LNB Bancorp’s website at www.4lnb.com under the heading “Investor Relations” and then under “SEC Filings.” Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Northwest Bancshares, Inc., 100 Liberty Street, Warren, Pennsylvania 16365, Attention: Investor Relations, Telephone: (814) 726-2140 or to LNB Bancorp, Inc., 457 Broadway, Lorain, Ohio 44052, Attention: Investor Relations, Telephone: (440) 244-7317.

LNB Bancorp and Northwest Bancshares and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of LNB Bancorp in connection with the proposed merger. Information about the directors and executive officers of LNB Bancorp and their ownership of LNB Bancorp common stock is set forth in the proxy statement for LNB Bancorp’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 11, 2014. Information about the directors and executive officers of Northwest Bancshares is set forth in the proxy statement for Northwest Bancshares’ 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

SOURCE Northwest Bancshares, Inc.

Contact:

William J. Wagner, President and CEO, Northwest Bancshares, Inc., +1-814-726-2140; or Daniel E. Klimas, President and CEO, LNB Bancorp, Inc., +1-440-244-7314